77M
011 Putnam Tax Exempt Income Fund
3/31/07 Semi Annual

Acquisition of Putnam Florida Tax Exempt Income Fund

On February 26, 2007, the fund issued 14,697,140; 1,703,453; and
67,205 class A, class B, and class M shares, respectively, in exchange for 14,134,202; 1,639,255; and 64,810 class A, class B, and class M shares of Putnam Florida Tax Exempt Income Fund to acquire that funds net assets in a tax-free exchange approved by the Trustees. The net assets of the fund and Putnam Florida Tax Exempt Income Fund on February 23, 2007, valuation date, were $1,177,216,551 and $144,523,215 respectively. On February 23,
2007, Putnam Florida Tax Exempt Income Fund had distributions in excess of net investment income of $18,523, accumulated net realized loss of $897,446 and unrealized appreciation of $7,121,722. The aggregate net assets of the fund immediately following the acquisition were $1,321,739,766.